# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Edesa Biotech, Inc., CIK 0001540159
CUSIP: 27966L306
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 100 SPY COURT, MARKHAM, Ontario Canada (A6), L3R 5H6
Date of event which requires filing of this statement: 02/12/2025
Filed by CIK 0001848809
Persons authorized to receive notices and communications: Adam Morgan, Velan Capital Investment Management LP, 100 North Main Street, Suite 301, Alpharetta, Georgia (GA), 30009, 646-844-0030; Ryan Nebel, Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Velan Capital Master Fund LP (CIK 0001964356): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 427,926; sole dispositive power 0; shared dispositive power 427,926; aggregate amount beneficially owned 427,926 (6.2% of the class)
- Velan Horizon Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 15,625; sole dispositive power 0; shared dispositive power 15,625; aggregate amount beneficially owned 15,625 (0.2% of the class)
- Velan Capital Opportunity Fund II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 250,000; sole dispositive power 0; shared dispositive power 250,000; aggregate amount beneficially owned 250,000 (3.6% of the class)
- Velan Horizon GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,625; sole dispositive power 0; shared dispositive power 15,625; aggregate amount beneficially owned 15,625 (0.2% of the class)
- Velan Capital Holdings LLC (CIK 0001964353): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 677,926; sole dispositive power 0; shared dispositive power 677,926; aggregate amount beneficially owned 677,926 (9.8% of the class)
- Velan Capital Investment Management LP (CIK 0001848809): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 693,551; sole dispositive power 0; shared dispositive power 693,551; aggregate amount beneficially owned 693,551 (9.99% of the class)
- Velan Capital Management LLC (CIK 0001964355): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 693,551; sole dispositive power 0; shared dispositive power 693,551; aggregate amount beneficially owned 693,551 (9.99% of the class)
- Morgan Adam (CIK 0001964335): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 693,551; sole dispositive power 0; shared dispositive power 693,551; aggregate amount beneficially owned 693,551 (9.99% of the class)
- VENKATARAMAN BALAJI (CIK 0001114916): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 693,551; sole dispositive power 0; shared dispositive power 693,551; aggregate amount beneficially owned 693,551 (9.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value
Name of issuer: Edesa Biotech, Inc.
Address of issuer's principal executive offices: 100 SPY COURT, MARKHAM, Ontario Canada (A6), L3R 5H6

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Velan Capital Master Fund LP, an exempted limited partnership organized under the laws of the Cayman Islands ("Velan Master"), with respect to the Common Shares, without par value (the "Shares"), directly and beneficially owned by it;

(ii) Velan Horizon Fund LP, a Delaware limited partnership ("Velan Horizon"), with respect to the Shares directly and beneficially owned by it;

(iii) Velan Capital Opportunity Fund II LLC, a Delaware limited liability company ("Velan Opportunity II"), with respect to the Shares directly and beneficially owned by it;

(iv) Velan Horizon GP LLC, a Delaware limited liability company ("Velan Horizon GP"), as the general partner of Velan Horizon;

(v) Velan Capital Holdings LLC, a Delaware limited liability company ("Velan GP"), as the general partner of Velan Master and managing member of Velan Opportunity II;

(vi) Velan Capital Investment Management LP, a Delaware limited partnership ("Velan Capital"), as the investment manager of each of Velan Master, Velan Horizon and Velan Opportunity II;

(vii) Velan Capital Management LLC, a Delaware limited liability company ("Velan IM GP"), as the general partner of Velan Capital;

(viii) Adam Morgan, as the Chief Investment Officer of Velan Capital and a Managing Member of each of Velan Horizon GP, Velan GP and Velan IM GP; and

(ix) Balaji Venkataraman, as a Managing Member of each of Velan Horizon GP, Velan GP and Velan IM GP.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The address of the principal office of Velan Master is 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands. The address of the principal office of each of Velan Horizon, Velan Opportunity II, Velan Horizon GP, Velan GP, Velan Capital, Velan IM GP and Messrs. Morgan and Venkataraman is 100 North Main Street, Suite 301, Alpharetta, Georgia 30009.
Present principal occupation or employment: The principal business of each of Velan Master, Velan Horizon and Velan Opportunity II is investing in securities. The principal business of Velan Horizon GP is serving as the general partner of Velan Horizon. The principal business of Velan GP is serving as the general partner of Velan Master and managing member of Velan Opportunity II. The principal business of Velan Capital is serving as the investment manager of each of Velan Master, Velan Horizon and Velan Opportunity II. The principal business of Velan IM GP is serving as the general partner of Velan Capital. Mr. Morgan is the Chief Investment Officer of Velan Capital and serves as a Managing Member of each of Velan Horizon GP, Velan GP and Velan IM GP. Mr. Venkataraman is an investor in the specialty pharmaceutical industry and serves as a Managing Member of each of Velan Horizon GP, Velan GP and Velan IM GP.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Velan Master is organized under the laws of the Cayman Islands. Velan Horizon, Velan Opportunity II, Velan Horizon GP, Velan GP, Velan Capital and Velan IM GP are organized under the laws of the State of Delaware. Messrs. Morgan and Venkataraman are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The securities of the Issuer purchased by Velan Master, Velan Horizon and Velan Opportunity II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). Pursuant to the Purchase Agreement (as defined below), Velan Master purchased 421,875 Shares and 366 Preferred Shares (as defined below) for $4,470,000. The aggregate purchase price of the 63,492 Warrants (as defined below) owned by Velan Master is approximately $79,063.

Pursuant to the Purchase Agreement, Velan Horizon purchased 15,625 Shares and 7 Preferred Shares for $100,000.

Pursuant to the Purchase Agreement, Velan Opportunity II purchased 250,000 Shares and 195 Preferred Shares for $2,430,000.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the securities of the Issuer reported herein based on the Reporting Persons' belief that the securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On February 12, 2025, the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") with Velan Master, Velan Horizon and Velan Opportunity II (collectively, the "Lead Investors") and several additional investors signatory thereto (the "Additional Investors"), pursuant to which the Issuer issued and sold to the Lead Investors in a private placement (the "Private Placement") an aggregate of (i) 568 shares of the Issuer's newly designated Series B-1 Convertible Preferred Shares, stated value $10,000 per share (the "Preferred Shares"), and (ii) 687,500 Shares. The purchase price per Preferred Share was $10,000 and the purchase price per Share was $1.92.

Each Preferred Share is convertible into a number of Shares calculated by dividing (i) the sum of the stated value of such Preferred Share by (ii) a fixed conversion price of $1.92. The Lead Investors will not have the right to convert any portion of their Preferred Shares if, together with their affiliates, they would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to such conversion, but may increase or decrease the beneficial ownership limitation by giving 61 days' notice to the Issuer, but not to any percentage in excess of 19.99% (the "Ownership Limitation"). The Preferred Shares do not have the right to vote on any matters except as required by law.

In connection with the Purchase Agreement, on February 12, 2025, the Issuer also entered an Investor Rights Agreement (the "IRA") with the Lead Investors and the Additional Investors, whereby the Issuer agreed to provide them with certain registration and other rights.

The IRA provides that the Lead Investors shall be entitled to nominate one (1) individual (the "Lead Investor Nominee") to the Board of Directors of the Issuer (the "Board"). On February 12, 2025, in connection with the closing of the Purchase Agreement and pursuant to the terms of the IRA, the Issuer appointed David Liu, the Lead Investor Nominee, to serve on the Board with an initial term expiring at the next general meeting of shareholders of the Issuer. In accordance with the IRA, Dr. Liu will serve on the Compensation Committee of the Board and will also be entitled to serve on any strategic review committee that may be formed. In addition, the Lead Investors are entitled to designate one (1) non-voting observer, who shall initially be Adam Morgan, to the Board to attend all meetings of the Board and committees thereof.

The Lead Investors are entitled to the foregoing Board and observer rights until the earlier of such time as (i) the Lead Investors no longer hold at least 51% of the Shares (calculated on an as-converted-to-Shares basis), subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Shares, issued to the Lead Investors in the Private Placement and (ii) the Lead Investors beneficially own less than 5% of the outstanding Shares as a result of a disposition of Shares by the Lead Investors (such period, the "Lead Investor Rights Period"). The Issuer agreed to use its reasonable best efforts to solicit shareholder approval of the Lead Investor Nominee at each general or special meeting of shareholders of the Issuer at which an election of directors is held during the Lead Investor Rights Period. The IRA further provides that the size of the Board shall be reduced to no more than seven (7) members, including the Lead Investor Nominee, upon the conclusion of the Issuer's next annual general meeting of shareholders.

Additionally, the IRA includes certain protective provisions that restrict the Issuer's ability to, among other things, (i) amend, modify, alter or repeal any provision of the Issuer's governing documents in a manner adverse to the holders of Preferred Shares, (ii) alter or change the special rights and restrictions of the Preferred Shares and (iii) increase or decrease the authorized number of Preferred Shares, in each case, without, in each case, the written consent of the Lead Investors.

The form of Purchase Agreement and form of IRA are attached as Exhibits 99.1 and 99.2, respectively, hereto. The descriptions of the terms of the Purchase Agreement and IRA herein are not intended to be complete and are qualified in their entirety by reference to such exhibits.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein; provided, however, the Reporting Persons, at any time and from time to time, may review, reconsider and change their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon 6,936,404 Shares outstanding as of February 14, 2025, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2025, plus the Shares underlying the Preferred Shares and Warrants that may be exercised by the Reporting Persons, as applicable and subject to the Ownership Limitation.

As of the date hereof, Velan Master directly beneficially owns 427,926 Shares (including 6,051 Shares underlying certain Preferred Shares), constituting approximately 6.2% of the Shares outstanding.

As of the date hereof, Velan Horizon directly beneficially owns 15,625 Shares, constituting approximately 0.2% of the Shares outstanding. Velan Horizon GP, as the general partner of Velan Horizon, may be deemed to beneficially own the 15,625 Shares beneficially owned by Velan Horizon, constituting approximately 0.2% of the Shares outstanding.

As of the date hereof, Velan Opportunity II directly beneficially owns 250,000 Shares, constituting approximately 3.6% of the Shares outstanding.

Velan GP, as the general partner of Velan Master and managing member of Velan Opportunity II, may be deemed to beneficially own the 677,926 Shares beneficially owned in the aggregate by Velan Master and Velan Opportunity II, constituting approximately 9.8% of the Shares outstanding.

Velan Capital, as the investment manager of each of Velan Master, Velan Horizon and Velan Opportunity II, may be deemed to beneficially own the 693,551 Shares beneficially owned in the aggregate by Velan Master, Velan Horizon and Velan Opportunity II, constituting approximately 9.99% of the Shares outstanding. Velan IM GP, as the general partner of Velan Capital, may be deemed to beneficially own the 693,551 Shares beneficially owned in the aggregate by Velan Master, Velan Horizon and Velan Opportunity II, constituting approximately 9.99% of the Shares outstanding. Mr. Venkataraman, as a Managing Member of each of Velan Horizon GP, Velan GP and Velan IM GP, may be deemed to beneficially own the 693,551 Shares beneficially owned in the aggregate by Velan Master, Velan Horizon and Velan Opportunity II, constituting approximately 9.99% of the Shares outstanding. Mr. Morgan, as the Chief Investment Officer of Velan Capital and a Managing Member of each of Velan Horizon GP, Velan GP and Velan IM GP, may be deemed to beneficially own the 693,551 Shares beneficially owned in the aggregate by Velan Master, Velan Horizon and Velan Opportunity II, constituting approximately 9.99% of the Shares outstanding.

If the Preferred Shares and Warrants were not subject to the Ownership Limitation, the Reporting Persons would collectively beneficially own an aggregate of 3,709,325 Shares (including 2,958,333 Shares underlying the Preferred Shares and 63,492 Shares underlying the Warrants), constituting approximately 37.2% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of Velan Master, Velan GP, Velan Capital, Velan IM GP and Messrs. Morgan and Venkataraman may be deemed to share the power to vote and dispose of the Shares owned by Velan Master.

Each of Velan Horizon, Velan Horizon GP, Velan Capital, Velan IM GP and Messrs. Morgan and Venkataraman may be deemed to share the power to vote and dispose of the Shares owned by Velan Horizon.

Each of Velan Opportunity II, Velan GP, Velan Capital, Velan IM GP and Messrs. Morgan and Venkataraman may be deemed to share the power to vote and dispose of the Shares owned by Velan Opportunity II.
Transactions in the class effected during the past sixty days: Except as otherwise set forth herein, there have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days. Pursuant to the Purchase Agreement, (i) Velan Master purchased 421,875 Shares and 366 Preferred Shares for $4,470,000, (ii) Velan Horizon purchased 15,625 Shares and 7 Preferred Shares for $100,000 and (iii) Velan Opportunity II purchased 250,000 Shares and 195 Preferred Shares for $2,430,000.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On February 12, 2025, the Lead Investors, the Issuer and the Additional Investors entered into the Purchase Agreement, as defined and described in Item 4 above. The form of Purchase Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On February 12, 2025, the Lead Investors, the Issuer and the Additional Investors entered into the IRA, as defined and described in Item 4 above. The form of IRA is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Velan Master owns certain warrants (the "Warrants") to purchase 63,492 Shares at an exercise price of $10.50 per Share. The Warrants expire on December 23, 2025 and are subject to a 9.99% beneficial ownership blocker provision.

On February 18, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer, dated February 13, 2025).

99.2 - Form of Investor Rights Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer, dated February 13, 2025).

99.3 - Joint Filing Agreement, dated February 18, 2025.

## Signatures
- Velan Capital Master Fund LP: /s/ Adam Morgan, Adam Morgan, Managing Member of Velan Capital Holdings LLC, its General Partner (02/18/2025)
- Velan Horizon Fund LP: /s/ Adam Morgan, Adam Morgan, Managing Member of Velan Horizon GP LLC, its General Partner (02/18/2025)
- Velan Capital Opportunity Fund II LLC: /s/ Adam Morgan, Adam Morgan, Managing Member of Velan Capital Holdings LLC, its Managing Member (02/18/2025)
- Velan Horizon GP LLC: /s/ Adam Morgan, Adam Morgan, Managing Member (02/18/2025)
- Velan Capital Holdings LLC: /s/ Adam Morgan, Adam Morgan, Managing Member (02/18/2025)
- Velan Capital Investment Management LP: /s/ Adam Morgan, Adam Morgan, Managing Member of Velan Capital Management LLC, its General Partner (02/18/2025)
- Velan Capital Management LLC: /s/ Adam Morgan, Adam Morgan, Managing Member (02/18/2025)
- Morgan Adam: /s/ Adam Morgan, Adam Morgan (02/18/2025)
- VENKATARAMAN BALAJI: /s/ Balaji Venkataraman, Balaji Venkataraman (02/18/2025)